UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2014

COMMISSION FILE NUMBER 001-31811

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203 Hoehyongdong 1-ga, Chung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

On January 6, 2014, the Board of Directors of Woori Finance Holdings Co., Ltd. (the “Company”) passed a resolution to amend the previously announced plan to spin-off the Company’s businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, as disclosed in Exhibit 99.2 to the Report on Form 6-K submitted by the Company on August 27, 2013 (as amended and restated by Exhibit 99.1 to the Report on Form 6-K submitted by the Company on December 6, 2013, the “Spin-off Plan”), as follows. Capitalized terms used below have the meanings given to them in the Spin-off Plan.

•	The conditions for the Company to be able to withdraw either Regional Bank from the Spin-off by the resolution of its board of directors are changed from requiring both (x) the sale process of the KDIC’s equity interest in such Regional Bank being terminated for any reason and (y) a legislation recognizing the Spin-off pursuant to the Spin-off Plan as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea not being enacted, in each case prior to the date of the Spin-off, to requiring either one of these two conditions to be met. Accordingly, Article 1, Section F, Paragraph (1) of the Spin-off Plan is deleted in its entirety and replaced with the following:

If (x) the sale process of the KDIC’s equity interest in Kwangju Bank is terminated for any reason or (y) a legislation recognizing the Spin-off pursuant to this Spin-off Plan as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the date of the Spin-off, the Company may withdraw the Kwangju Bank Business from the Spin-off by the resolution of its board of directors. Similarly, if (x) the sale process of the KDIC’s equity interest in Kyongnam Bank is terminated for any reason or (y) a legislation recognizing the Spin-off pursuant to this Spin-off Plan as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the date of the Spin-off, the Company may withdraw the Kyongnam Bank Business from the Spin-off by the resolution of its board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

By: /s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President
Date: January 7, 2014